EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Pretax income (loss) from continuing operations before adjustment for income or loss from equity investees	$99,066	$(43,630)	$78,128	$(289,420)	$(1,145)
Add:
Fixed Charges	16,955	18,830	21,679	23,335	23,865
Amortization of capitalized interest	92	330	227	844	551
Distributed income of equity investees	332	79	1,509	1,336	1,146
Less:
Capitalized interest	1,426	1,969	917	1,569	913
Total Earnings	$115,019	$(26,360)	$100,626	$(265,474)	$23,504
Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$16,589	$18,232	$21,069	$22,481	$23,220
Estimate of the interest within rental expense	366	598	610	854	645
Total Fixed Charges	$16,955	$18,830	$21,679	$23,335	$23,865
Preference security dividend requirements	—	—	—	—	336
Total Combined Fixed Charges & Preference Dividends	$16,955	$18,830	$21,679	$23,335	$24,201
Ratio of Earnings to Fixed Charges	6.78	—	4.64	—	—
Ratio of Earnings to Combined Fixed Charges & Preference Dividends	6.78	—	4.64	—	—

Note:

Total earnings were insufficient to cover the fixed charges by $45.2 million, $288.8 million and $0.4 million, and were insufficient to cover the combined fixed charges by $45.2 million, $288.8 million and $0.7 million, for the years ended December 31, 2014, 2012 and 2011, respectively.  Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company's asset securitization program), plus the portion of rent expense estimated to represent interest.  Costs associated with the Company's asset securitization program were $0.2 million, $0.6 million, $1.3 million, and $1.5 million in the years ended December 31, 2014, 2013, 2012, and 2011, respectively.